9800 Fredericksburg Road

San Antonio, Texas 78288

January 27, 2017

Via EDGAR Transmission

Mr. Dominic Minore

U.S. Securities and Exchange Commission
100 F Street, NE

Washington, DC 20549

Re:	USAA Mutual Funds Trust (File Nos. 033-65572; 811‑7852) Comments on Preliminary Proxy Materials

Dear Mr. Minore:

Set forth below are the above referenced registrant’s responses to the oral comments that were provided by the staff (Staff) of the U.S. Securities and Exchange Commission (the SEC) on January 19, 2017, concerning the Proxy Statement (the Proxy Statement) filed pursuant to Section 14(a) of the Securities Exchange Act of 1934 by USAA Mutual Funds Trust (the Trust).

The Staff’s comments are set forth in italics and are followed by the Trust’s responses. Unless otherwise noted, defined terms have the same meanings as in the Proxy Statement.

Comments

1.

Comment: In response to the Staff’s comments, please file a written response as correspondence on EDGAR and include sample revised disclosure. Please apply comments on one section of the Proxy Statement to other sections where applicable.

As a reminder, the Staff notes that the Trust is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement, that comments by the Staff or changes to disclosure in response to Staff comments in the Proxy Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Proxy Statement, and that the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Response: The Trust is filing this letter as correspondence on EDGAR to respond in writing to the Staff’s oral comments on the Proxy Statement. Where appropriate, the Trust will include sample revised disclosure and will apply comments on one section of the Proxy Statement to other sections where applicable.

2.

Comment: Please expand the disclosure under “Line of Credit with CAPCO” on page 5 of the Proxy Statement to (i) explain which London Interbank Offered Rate is being used and whether there are any other components to the calculation of the interest rate, and (ii) explain in plain English what is a “facility fee.”

Response: The Trust has made the requested change. The revised disclosure is provided below:

Line of Credit with CAPCO

The Bond Fund participates, along with other series of the Trust, in a joint, short-term, revolving, committed loan agreement of $500 million with CAPCO, an affiliate of AMCO. The purpose of the agreement is to provide a backup source of liquidity to meet temporary cash needs (generally repaid within 60 days or less), such as to satisfy redemption requests that might otherwise require the untimely disposition of portfolio securities. Subject to availability, the Bond Fund may borrow from CAPCO an amount up to 5% of the Bond Fund’s total assets at a rate per annum equal to the overnight London Interbank Offered Rate (LIBOR) plus 1% (100 basis points).

The series of the Trust, including the Bond Fund, that are party to the loan agreement with CAPCO are also assessed facility fees (for maintaining available cash for potential future loans) by CAPCO in an amount of 12.0 basis points of the amount of the committed loan agreement. Prior to September 30, 2016, the maximum annual facility fee was 9.0 basis points of the amount of the committed loan agreement. The facility fees are allocated across the series that are party to the loan agreement based on their respective average net assets for the period.

3.

Comment: The Staff notes the disclosure on page 9 of the Proxy Statement under the heading “Comparison of the Current and Pro Forma Expenses” that shareholders “generally will not pay” any fees for buying and selling shares of the Intermediate-Term Bond Fund. Please either remove the word “generally” or provide an explanation of the exceptions requiring its use.

Response: The Trust has removed the word “generally” and added disclosure stating that a financial intermediary may charge its own fees or commissions. The revised disclosure is provided below:

Shareholder fees are those paid directly from your investment and may include sales loads, redemption fees, or exchange fees. The Bond Fund is a no-load investment, so you will not pay any fees when you buy or sell shares of the Bond Fund. However, a financial intermediary may separately charge its own fees and/or commissions in connection with the purchase or sale of shares of the Bond Fund.

4.

Comment: Pursuant to Item 3 of Form N-1A, in order to include a fee waiver or expense reimbursement in a fund’s fee table, the waiver/reimbursement must be in effect for a minimum of one year from when the disclosure takes effect, in this case April 1, 2017. Please revise the fee table disclosure on page 10 of the Proxy Statement accordingly.

Response: The Trust has made the requested change. The revised disclosure is provided below:

**AMCO has agreed, through March 31, 2018, to make payments or waive management, administration, and other fees to limit the expenses of the R6 Shares of the Bond Fund so that the total annual operating expenses (exclusive of commission recapture, expense offset arrangements, acquired fund fees and expenses, and extraordinary expenses) do not exceed an annual rate of 0.39% of the R6 Shares’ average daily net assets. This reimbursement arrangement may not be changed or terminated during this time period without approval of the Bond Fund’s Board and may be changed or terminated by AMCO at any time after March 31, 2018.

5.

Comment: Please clarify the disclosure under the heading “Method and Cost of Solicitation” on page 32 of the Proxy Statement to provide estimated total costs of any solicitation expenses expected to be borne by the Funds. Additionally, include disclosure that costs borne by the Funds are borne indirectly by the Funds’ shareholders.

Response: The Trust has revised the disclosure to clarify that the Funds will not bear any costs of solicitation, and that legal costs, printing and mailing costs, and tabulation costs will be borne by the Funds, and indirectly by the Funds’ shareholders. The revised disclosure is provided below:

Method and Cost of Solicitation

This Proxy Statement is being sent to you in connection with the solicitation of proxies by the Board for use at the Meeting. The Board has fixed the close of business on January 12, 2017, as the record date for determining the shareholders of each Fund entitled to receive notice of the Meeting and to vote, and for determining the number of shares that may be voted, with respect to the Meeting. The Trust expects that the solicitation of proxies will be primarily by the internet and mail. The solicitation may also include facsimile, Internet or oral communications by certain employees of AMCO or its affiliates, who will not be paid for these services. Legal costs, the costs of preparing, printing, and mailing the enclosed proxy card, this Proxy Statement, and any other related mailings, and any tabulation costs incurred in connection with the Meeting with respect to the Proposed Amendment will be borne by the Funds and, therefore, indirectly by the Funds’ shareholders.

6.

Comment: The Staff notes that on page 34 of the Proxy Statement, under the heading “Other Business and Proposals to Adjourn the Meeting,” the Trust discloses that “the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies if such an adjournment and additional solicitation is reasonable and in the interests of shareholders.” It is the Staff’s view that adjournment for the purposes of soliciting additional votes does not fall under the discretionary authority or ministerial functions permitted by Rule 14a-4(c)(3) or Rule 14a-4(c)(7). The proxy card should have an additional voting box so that shareholders may decide whether or not to vote in favor of adjournment for the solicitation of additional proxies, if this is an action that is contemplated.

 Response: The Trust respectfully disagrees. In Statement on Adjournment of Investment Company Shareholder Meetings and Withdrawal of Proposed Rule 20a-4 and Amendment to Rule 20a-1, Release No. IC-7659 (February 6, 1973) (the Adjournment Release), the SEC withdrew proposed Rule 20a-4, which would have prohibited any adjournment of a meeting of shareholders of a registered investment company that related to a proposal requiring shareholder approval if a quorum pursuant to state law were present at such meeting. In lieu of the proposed Rule, the SEC stated:

“Investment company management must weigh carefully the decision whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies in an effort to secure sufficient votes to pass a particular proposal or proposals. In any case where shareholders clearly express their disagreement and disinterest in a proposal through negative votes or abstention, and thus fail to yield sufficient votes for passage, management must determine if an adjournment and additional solicitation is reasonable and in the interest of shareholders, or whether such procedures would constitute an abuse of management's office. Where management embarks upon a course of adjournment and additional solicitation, the Commission will consider whether such conduct appears to constitute a breach of fiduciary duty under Section 36(a) of the Act.”

The SEC has thus expressly authorized investment company management to decide whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies, subject to management’s fiduciary duty to shareholders. The Trust represents that the persons named as proxies will evaluate any proposed adjournments consistent with the SEC’s guidance in the Adjournment Release, as described in the Proxy Statement.

We further note that, had the question of adjournment required a separate proposal, the Adjournment Release and proposed Rule 20a-4 would have been unnecessary. The Adjournment Release therefore does not support the notion that such adjournments are a substantive proposal for which proxies must be independently solicited. Rather, matters relating to the adjournment of a shareholder meeting are governed by state law. As noted by the Division of Corporate Finance in the Commission’s Disclosure Operations: Proxy Rules Reference Book (1980):

“[a] question that arises fairly frequently under Rule 14a-4(e) is whether a person who has solicited proxies subject to Regulation 14A either may adjourn the meeting in toto and continue to solicit proxies or may vote on certain matters, adjourn the meeting for consideration of the remaining matters and continue to solicit proxies on such matters. The propriety of such adjournment is principally a matter of state law.”

Because the Trust is a Delaware statutory trust, corporate governance matters are governed by the Delaware Statutory Trust Act (the DSTA). Section 3806(b)(5) of the DSTA establishes that the Trust’s declaration of trust and by-laws:

“[m]ay, if and to the extent that voting rights are granted under the governing instrument[s], set forth provisions relating to notice of the time, place or purpose of any meeting at which any matter is to be voted on, waiver of any such notice, action by consent without a meeting, the establishment of record dates, quorum requirements, voting in person, by proxy or in any other manner, or any other matter with respect to the exercise of any such right to vote. (Emphasis added.)”

Consistent with the DSTA, the Trust’s Declaration of Trust permits any shareholder meeting to be adjourned for any lawful purpose, whether or not a quorum is present.

As a result, any adjournments made pursuant to the Proxy Statement will be consistent with Rule 14a-4. Rule 14a-4(c)(7) states that a proxy may confer discretionary authority to vote on matters incident to a shareholder meeting. As implied by the Proxy Rules Reference Book and consistent with widespread industry practice, whether a matter is “incident to the conduct of the meeting” is a question of state law. The Trust’s Declaration of Trust, which addresses generally the conduct of shareholder meetings in accordance with the DSTA, includes adjournments as incident to the conduct of the meeting.

We are aware of no precedent suggesting adjournments are excluded from “matters incident to the conduct of the meeting” under Rule 14a-4(c)(7). Conversely, the Adjournment Release and proposed Rule 20a-4 expressly contemplate that such adjournments, in the absence of the adoption of Rule 20a-4, are within fund management’s discretionary authority when voting proxies. Accordingly, the Trust believes that adjournments are not prohibited by Rule 14a-4(d)(4) because they are matters referred to in Rule 14a-4(c)(7), and that the Proxy Statement and the actions contemplated therein are consistent with Rule 14a-4.

7.

Comment: Consider including the disclosures from Appendices D, E, and F within the body of the Proxy Statement, or, alternatively, including a summary of such disclosure within the body of the Proxy Statement and a statement that additional detail is provided in the applicable Appendix.

Response: The Trust has made the requested change. An example of the revised disclosure (for the Intermediate-Term Bond Fund) is provided below:

In approving the Proposed Amendment, the Trustees also considered that they had most recently approved the annual renewal of the Advisory Agreement during an in-person Board meeting held on April 22, 2016. The Trustees noted the information that had been provided to them in connection with the renewal, including, among other information, a comparison of the Bond Fund’s average annual total return with its Lipper index and with that of other mutual funds deemed to be in its peer group. At the April 22, 2016 meeting the Trustees reached the following conclusions regarding the Bond Fund’s Advisory Agreement with AMCO, among others: (i) AMCO has demonstrated that it possesses the capability and resources to perform the duties required of it under the Advisory Agreement; (ii) AMCO maintains an appropriate compliance program; (iii) the overall performance of the Bond Fund is reasonable in relation to the performance of funds with similar investment objectives and to relevant indices; (iv) the Bond Fund’s advisory expenses are reasonable in relation to those of similar funds and to the services to be provided by AMCO; and (v) AMCO and its affiliates’ level of profitability from their relationship with the Bond Fund is reasonable in light of the nature and high quality of services provided by AMCO and the type of fund. The Trustees also noted that, after reaching these conclusions regarding the Bond Fund’s Advisory Agreement with AMCO, they had determined that the continuation of the Advisory Agreement would be in the best interests of the Bond Fund and its shareholders. A more detailed description of the Board’s consideration of the Advisory Agreement in connection with the annual renewal on April 22, 2016, is attached as Appendix D to this Proxy Statement.

8.	Comment: The Staff notes that the proxy card appears to have exclamation points where the voting boxes should appear. Please correct this error, or confirm that it is as a result of EDGAR formatting.

Response: The Trust confirms that the error is as a result of EDGAR formatting, and that proxy cards to be delivered to shareholders contain voting boxes and not exclamation points.

If you have any questions with respect to the enclosed, please contact me at (210) 498-0034.

Sincerely,

/s/ Daniel Mavico

Daniel Mavico

Assistant Secretary

USAA Mutual Funds Trust